Exhibit 99.1

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	CHAIRMAN & CEO C.H. (SCOTT) REES III PRESIDENT & COO DANNY D. SIMMONS EXECUTIVE VP G. LANCE BINDER	EXECUTIVE COMMITTEE P. SCOTT FROST - DALLAS J. CARTER HENSON, JR. - HOUSTON DAN PAUL SMITH - DALLAS JOSEPH J. SPELLMAN - DALLAS THOMAS J. TELLA II - DALLAS

February 13, 2014

Mr. James E. Craddock

Rosetta Resources Inc.

1111 Bagby Street, Suite 1600

Houston, Texas 77002

Dear Mr. Craddock:

In accordance with your request, we have audited the estimates prepared by Rosetta Resources Inc. (Rosetta), as of December 31, 2013, of the proved reserves to the Rosetta interest in certain oil and gas properties located in the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Rosetta. Economic analysis was performed by Rosetta only to confirm economic producibility and determine economic limits for the properties, using the price and cost parameters discussed in subsequent paragraphs of this letter. We have examined the estimates with respect to reserves quantities, reserves categorization, and future producing rates, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Rosetta’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Rosetta’s estimates of the net reserves, as of December 31, 2013, for the audited properties:

	Net Reserves
Category	Oil (MBBL)	NGL (MBBL)	Gas (MMCF)

Proved Developed Producing	22,476.14	31,355.50	216,007.85
Proved Developed Non-Producing	84.10	186.71	1,320.06
Proved Undeveloped	43,901.45	67,766.91	459,295.19

Total Proved	66,461.69	99,309.12	676,623.10

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of Rosetta are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Rosetta’s proved reserves shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Rosetta in preparing the December 31, 2013, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Rosetta.

The estimates shown herein are for proved reserves. Rosetta’s estimates do not include probable or possible reserves that may exist for these properties. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk.

4500 THANKSGIVING TOWER • 1601 ELM STREET • DALLAS, TEXAS 75201-4754 • PH: 214-969-5401 • FAX: 214-969-5411	nsai@nsai-petro.com
1221 LAMAR STREET, SUITE 1200 • HOUSTON, TEXAS 77010-3072 • PH: 713-654-4950 • FAX: 713-654-4951	netherlandsewell.com

Oil, NGL, and gas prices were used only to confirm economic producibility and determine economic limits for the properties. Prices used by Rosetta are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2013. For oil and NGL volumes, the average West Texas Intermediate posted price of $93.42 per barrel is adjusted by lease for quality, transportation fees, and regional price differentials. For gas volumes, the average Henry Hub spot price of $3.67 per MMBTU is adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $93.47 per barrel of oil, $30.35 per barrel of NGL, and $3.50 per MCF of gas.

Costs were used only to confirm economic producibility and determine economic limits for the properties. Operating costs used by Rosetta are based on historical operating expense records. These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into per-well costs and per-unit-of-production costs. Headquarters general and administrative overhead expenses of Rosetta are included to the extent that they are covered under joint operating agreements for the operated properties. Capital costs used by Rosetta are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Rosetta’s estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Rosetta and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up 80 percent of the total proved reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Rosetta with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Rosetta’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Rosetta, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ Danny D. Simmons	/s/ David E. Nice
By:	By:
Danny D. Simmons, P.E. 45270	David E. Nice, P.G. 346
President and Chief Operating Officer	Vice President

Date Signed: February 13, 2014	Date Signed: February 13, 2014

NHL:AST

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